UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2022

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ¨

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ¨ No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ¨ No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

July 11, 2022
Date: November 8, 2022,

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

By: /s/ Raden Achmad Faisal

----------------------------------------------------

(Signature)

Raden Achmad Faisal

Acting (PGS) VP Investor Relation

No.: Tel.131/LP 000/DCI-M0200000/2022

Jakarta, 8 November 2022

To

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision

Gedung Sumitro Djojohadikusumo

Jl. Lapangan Banteng Timur No.2-4,

Jakarta 10710

Re	:	PT Telekomunikasi Selular Appointed as a Winner of Selection for 2.1 Ghz Radio Frequency Band Users for the Purpose of 2022 Mobile Cellular Network

Dear Sir/Madam,

In compliance with Indonesian Financial Service Authority’s (Otoritas Jasa Keuangan/”OJK”) Regulation No. 31/POJK.04/2015 concerning Disclosure of The Information or Material Facts by The Issuer or Public Company, we hereby inform you that:

Issuer Name	:	PT Telkom Indonesia (Persero) Tbk
Business Sector	:	Telecommunication
Telephone	:	(+6221) 5215109
E-Mail	:	investor@telkom.co.id

1.	Information or Material Facts	PT Telekomunikasi Selular Appointed as a Winner of Selection for 2.1 Ghz Radio Frequency Band Users for the Purpose of 2022 Mobile Cellular Network
2.	Date	4 November 2022
3.	Description

On Friday, November 4, 2022, PT Telekomunikasi Selular (“Telkomsel”) which is one of PT Telkom Indonesia (Persero) Tbk’s subsidiary has been appointed as a winner of selection for 2.1 Ghz Radio Frequency Band Users for the Purpose of 2022 Mobile Cellular Network that are held by the Ministry of Communication and Informatics (“MOCI”). This appointment is based on the MOCI’s press release No. 498/HM/KOMINFO/11/2022 dated 4 November 2022

This addition spectrum will be utilized to increase the capacity and quality of our mobile cellular network, in order to provide foremost digital lifestyle experience and also accelerate digital transformation in the industry through distribution of reliable, fast, even, and fair broadband access throughout the nation.

4.	The Impact of the Events

With the appointment of Telkomsel as the winner on this selection, the composition of Telkomsel’s license for frequency usage consist of: 2.3 GHz with bandwidth of 50 MHz (30 MHz allocated as national usage and 20 MHz allocated as zonal usage), 2.1 GHz with 20 MHz bandwidth, 1.8 GHz with 22.5 MHz bandwidth, and 800/900 MHz with 15 MHz bandwidth, in which 2.1 GHz, 1.8 GHz, and 800/900 MHz is allocated as national usage.

5.	Others

This additional spectrum will be optimized to increase capacity and quality of mobile cellular network, accelerate the building of prime quality with wide coverage 4G/LTE infrastructure even for the 3T areas, also extend 5G coverage gradually and measurably in accordance to the needs of the customers.

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Raden Achmad Faisal

Raden Achmad Faisal (Ivan)

PGS VP INVESTOR RELATION

CC:

1.	PT Bursa Efek Indonesia Melalui IDXNet;
2.	Telkom’s Trustee PT Bank Tabungan Negara (Persero); and
3.	Telkom’s Trustee PT Bank Permata Tbk.